EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

Subsidiaries of Canadian National Railway Company	State or Other Jurisdiction of Incorporation
Illinois Central Railroad Company	Delaware
Wisconsin Central Ltd.	Delaware
Grand Trunk Western Railroad Company	Michigan

The names of other subsidiaries are omitted. Such subsidiaries would not, if considered in the aggregate as a single subsidiary, constitute a significant subsidiary within the meaning of Item 601(b)(21)(ii) of Regulation S-K.